UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202

 (704) 331-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

The subsection of Item 2 of the Schedule 14D-9 entitled “Tender Offer” is amended as follows:

On page 2, the second full paragraph is amended and restated as follows and the following two paragraphs are inserted thereafter (new language underlined and strikethrough language deleted):

Purchaser commenced (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 14, 2023. The Offer ~~shall~~ was initially ~~be~~ scheduled to expire at, one minute after 11:59 p.m., New York City time, on March 14, 2023, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The Purchaser was advised by the Depositary and Paying Agent that, as of 11.59 p.m., New York City time, on March 14, 2023, approximately 12,664,710 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 34.5% of the then-outstanding Shares. On March 15, 2023, Purchaser announced an extension of the Expiration Time of the Offer until 6:00 p.m., New York City time, on March 28, 2023, unless further extended or earlier terminated in accordance with the Merger Agreement.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is amended as follows:

The first four paragraphs of this subsection are amended and restated as follows (new language underlined and strikethrough language deleted):

On February 17, 2023, a complaint was filed in the United States District Court, Southern District of New York, against the Company and the individual members of the Company Board and management, captioned Sholom Keller v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 1:23-cv-01388 (the “New York Complaint”).

On March 8, 2023, a pro se complaint was filed in the United States District Court, District of Nevada, against the Company and the individual members of the Company Board and management, captioned David S. Gross v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 3:23-cv-00093 (the “Nevada Complaint, and together with the New York Complaint, the “Complaints”).

The Complaints assert~~s~~ that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in this Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of Craig-Hallum.

In addition to the Complaints referenced above, thirteen demand letters have been received from purported stockholders of the Company as of the date of this Amendment No. 3~~1~~, each challenging certain of the disclosures in the Schedule 14D-9. Additional complaints may be filed and/or demand letters may be received in connection with the Merger and the Transactions. If additional similar complaints are filed and/or demand letters received, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demand letters.

The Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable laws and denies the allegations in the matters described above.  However, in order to moot certain of the disclosure claims and avoid the costs, risks and uncertainties inherent in litigation, and provide additional information to its stockholders, the Company determined to voluntarily provide certain additional disclosures in ~~this Amendment No. 1~~ previous amendments to the Schedule 14D-9. Nothing in these supplemental disclosures, which also include certain supplemental disclosures unrelated to the Complaints and/or the demand letters, should be regarded as an indication that the Company or the Company’s affiliates, management, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the supplemental disclosures to be material; rather, the Company believes that the Schedule 14D-9 as filed on February 14, 2023 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

The sixth full paragraph of the subsection entitled “Legal Proceedings—Derivative Litigation” is amended and restated as follows (new language underlined):

On February 19, 2023 the court in the Wong action entered an order setting a status conference on March 2, 2023, directing the parties to be prepared to discuss the issues set forth in the joint status letter and whether the stay of the action should be continued. During the March 2, 2023 status conference, the parties advised the court of the status of settlement in light of the proposed Merger and took opposing positions regarding the appropriateness of the stay. The court directed the parties to submit, on or before March 8, 2023, simultaneous letter briefings as to whether the stay should remain in place. Pursuant to the court’s March 2, 2023 order, on March 8, 2023, the parties to the Wong action filed their respective letter briefs addressing whether the December 5, 2022 stay of the Wong action should remain in place.  In their letter brief, defendants requested that the stay continue at least until such time that it can be determined whether the pending Merger of the Company and Parent will be consummated.  In her letter brief, plaintiff requested that the stay be lifted and that the court require defendants to answer the Wong Complaint or move to dismiss by March 15, 2023. On March 13, 2023, the court entered an order lifting the stay in the Wong action, directing the parties to meet, confer and submit a proposed discovery schedule to the court on or before March 20, 2023, and requiring that the defendants answer, move or otherwise respond to the complaint in the Wong action on or before April 13, 2023.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following paragraphs as a new subsection immediately following the heading entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 47:

Extension of the Offer

On March 15, 2023, Purchaser announced an extension of the Expiration Time of the Offer until 6:00 p.m., New York City time, on March 28, 2023, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on March 14, 2023.

Parent and Purchaser expect the Offer will be consummated promptly following the Expiration Time of the Offer (as hereby extended), subject to the satisfaction or waiver of the remaining condition to the consummation of the Offer set forth in the Merger Agreement.

The press release announcing the extension of the Offer is attached as Exhibit (a)(5)(B) to the Schedule TO.

On March 15, 2023, the Company issued a press release and letter to stockholders that is included as Exhibit (a)(5)(H) to this Schedule 14D-9.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is amended by inserting the following Exhibit below Exhibit (a)(5)(F) as Exhibit (a)(5)(G):

(a)(5)(G)	Press Release issued by Biosynex SA, dated March 15, 2023 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO)
(a)(5)(H)	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated March 15, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 15, 2023)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive Vice President
Dated: March 15, 2023